

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

Via E-mail
Mr. Weiliang Liu
Chief Executive Officer
China Ceetop.com, Inc.
A2803, Lianhe Guangchang
5022 Binhe Dadao
Futian District, Shenzhen, China

>   **Re: China Ceetop.com, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 10, 2013**
>   **File No. 000-53307**

Dear Mr. Liu:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Please discuss why you have not included separate resolutions subject to shareholder advisory vote to approve the compensation of your named executive officers, pursuant to Item 402 of Regulation S-K, and the frequency of the shareholder votes for approval of executive compensation. In this regard, please note that if a solicitation is made related to an annual shareholder meeting, Rule 14a-21 requires separate resolutions, subject to shareholder approval, for executive compensation of its named executive officers and the frequency of votes related to the approval of executive compensation. See Rule 14a-21 of Regulation S-K and the Instructions to Rule 14a-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Jeffrey M. Stein
    JMS Law Group, PLLC